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                                                              Exhibit 99.(a)(11)


FOR IMMEDIATE RELEASE


   OLDHAM INSTITUTIONAL TAX CREDITS LLC EXTENDS OFFERS AND INCREASES PURCHASE
                                     PRICES



     Boston, Massachusetts (August 25, 1997) - Oldham Institutional Tax Credits LLC ("Oldham") today announced that it has extended the Expiration Date of its tender offer for up to 17,200 Units of limited partnership interest in Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership interest, and up to 9,125 Units of limited partnership interest in Boston Financial Tax Credit Fund VIII, A Limited Partnership until 12:00 midnight, Eastern Time, on Monday, September 8, 1997.

     Oldham also announced today that it has increased the purchase price in each of the offers as follows: (i) Boston Financial Qualified Housing Tax Credits L.P. V, new purchase price $675 per Unit; and (ii) Boston Financial Tax Credit Fund VIII, new purchase price $925 per Unit.

     As of August 22, 1997, according to information provided by the Administrative Agent/Depositary, approximately 3,915 Units of Boston Financial Qualified Housing Tax Credits L.P. V and, 1,084 Units of Boston Financial Tax Credit Fund VIII had been tendered to Oldham, and not withdrawn, pursuant to the terms of the tender offers for such Units.

Oldham reserves the right to extend, terminate or amend the Oldham Offers pursuant to the terms set forth in the tender offer materials it has disseminated to the applicable limited partners. Any extension, termination or amendment of the Oldham Offers will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Oldham may choose to make any public announcement, Oldham will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of either of the Oldham Offers, Oldham will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

     Copies of any of the tender offer materials may be obtained from The Herman Group, Inc., the Administrative Agent/Depositary for the tender offers at 1-800-243-8440.